

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 8, 2017

Robert R. Franklin, Jr.
Chairman, President and Chief Executive Officer
CBFH, Inc.
9 Greenway Plaza, Suite 110
Houston, TX 77046

> **Re:** **CBFH, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 14, 2017**
> **CIK No. 0001473844**

Dear Mr. Franklin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please include a recent developments section assessing the effects of Hurricane Harvey on your future financial condition, results of operations and cash flows. As appropriate, please provide updated and quantified disclosure throughout the prospectus related to the hurricane (e.g., the risk factors section).

Capitalization, page 54

3.   Please revise the number of common shares issued as of March 31, 2017 to be 11,485,752, consistent with the amount presented in the Condensed Consolidated Balance Sheets (Unaudited) appearing on page F-2.

Financial Statements

Note 5: Allowance For Loan Losses

Loan Impairment Assessment, pages F-25 – F-26

Note 6: Allowance For Loan Losses

Recorded Investment in Impaired Loans and Related Allowance, pages F-86 – F-87

4.   Please provide the disclosures required by ASC 310-10-50-15 (c) 2.

Note 6: Allowance For Loan Losses, page F-82

5.   Please revise the analysis of the activity in the allowance for loan losses for the year ended December 31, 2016 to reflect the balance at beginning of year and the balance at end of year consistent with the amounts presented on the face of the consolidated balance sheets appearing on page F-51.

        You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ David Lin for

                                        Michael Clampitt
                                        Senior Counsel
                                        Office of Financial Services

cc: Justin M. Long, Esq.